VIA FACSIMILE

Ms. Barbara C. Jacobs
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549
(1-202) 772-9210

Re:	Futuremedia Public Limited Company
Application for Withdrawal of Registration Statement on Form F-3
File No. 333-141735

Dear Ms. Jacobs:

         Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Futuremedia (the “Company”) hereby applies for the immediate withdrawal of its Registration Statement on Form F-3 (File No. 333-141735), together with all exhibits thereto (the “Registration Statement”). The Registration Statement was originally filed with the U.S. Securities and Exchange Commission on March 30, 2007, and has not been declared effective.

         Pursuant to the Registration Statement, the Company registered 9,211,311 American Depository Shares of the Company.

         The Company is requesting the withdrawal of the Registration Statement because it does not anticipate the need for it in the foreseeable future. The Company hereby confirms that no securities were issued or sold pursuant to the Registration Statement. Accordingly, the Company hereby respectfully requests the immediate withdrawal of the Registration Statement.

         Pursuant to Rule 457(p), the Company understands that the total filing fees associated with the Registration Statement may be offset against the total filing fee due for a subsequent registration statement.

         If you have any questions concerning our request for withdrawal, please contact us at your earliest convenience +44(0)1273 829851.

Very truly yours,

Futuremedia Public Limited Company

By:
	Name:	George O’Leary
	Title:	Chief Executive Officer